December 4, 2018

Re:      OBITX, Inc.

Amendment No. 9 to Registration Statement on Form S-1 Filed December 3, 2018

File No. 333-222978

To Whom It May Concern:

We have made the changes as discussed with Mr. Amon and have included an updated auditor opinion letter.

You may contact Thomas G. Amon, at (212) 810-2430 or Carl Hawkins, at (904) 748-9750 if you have questions regarding our responses to the staff comments and related matters.

Sincerely,

/s/ Alex Mardikian

Chief Executive Officer